

October 29, 2014

Via E-mail
Amin Khoury
Chief Executive Officer
KLX Inc.
1300 Corporate Center Way
Wellington, FL 33414-2105

  Re: KLX Inc.
     Amendment No. 1 to Form 10-12B
     Filed October 14, 2014
     File No. 001-36610

Dear Mr. Khoury:

  We have reviewed your response to our letter dated September 25, 2014 and have the following additional comments.

Form 10

Exhibits, page 2

1. We note your response to our prior comment 1. We have received your application for confidential treatment for portions of exhibits 10.2 and 10.3. We will provide you with any comments regarding your application under separate cover. Please confirm your understanding that we will not act on a request to accelerate the effective date of this Form 10 registration statement until we have resolved any outstanding comments on the confidential treatment application.

Exhibit 99.1

Questions and Answers about the Spin-Off, page 12

What are the risks associated with the spin-off?, page 13

2. We note your response to our prior comment 13. Please briefly summarize the most significant risks associated with the spin-off and ownership of KLX common stock in the answer to this question, rather than only by providing a cross-reference.

What are the financing plans for KLX?, page 15

3. We note your response to our prior comment 3. Please revise the answer to this question to disclose how you intend to utilize the portion of the proceeds of the senior notes issuance that will not be distributed to B/E Aerospace.

Material U.S. Federal Income Tax Consequences of the Distribution, page 52

4. We note your response to our prior comment 26. Please place the degree of uncertainty in counsel's expected opinion regarding the tax consequences to recipients of KLX common stock in the distribution in context by disclosing the Internal Revenue Service policy with respect to private letter rulings in spin-off transactions.

Capitalization, page 60

5. Please revise to include footnote disclosure indicating how the pro forma amounts for common stock and additional paid-in capital were calculated or determined.

Unaudited Pro Forma Condensed Financial Statements, page 63

6. We note your response to our prior comment 25. It is not appropriate, either expressly or by implication, to disclaim responsibility for or attempt to limit investor reliance on the disclosure you include in your filings. Please revise the first sentence of the fourth paragraph on page 63 and throughout the information statement accordingly.

7. Refer to note 1 on page 68. You state that you have assumed a fixed interest rate of 5.5% on the secured revolving credit facility. Please revise to clarify whether this rate is specified in your debt agreement or was estimated using some other means.

8. Refer to note 5 on page 68. Please revise your disclosure to provide a table showing how the items you have outlined aggregate to the amounts shown on the pro forma balance sheet on page 67.

Liquidity and Capital Resources, page 74

9. We note from your response to our prior comment 30 that you have updated your liquidity discussion through the period ended June 30, 2014. However, it appears that you have eliminated your discussion of liquidity for the years ended December 31, 2013 and 2012. Please revise your liquidity section to include the three-year period covered by the financial statements using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Competitive Strengths, page 85

Aerospace Solutions Group, page 85

    10. We note your response to our prior comment 5. Please summarize the substance of your response in the second paragraph of this section.

Executive Compensation, page 109

Annual Cash Incentives, page 111

    11. Please fill in the blanks on pages 111-112 with respect to compensation for John Cuomo or explain to us why this information is not available.

Condensed Combined Statements of Earnings and Comprehensive Income for the Six Month Periods Ended June 30, 2014 and 2013, page F-3

    12. We note that the amount of total revenue as presented on the face of your statement of earnings is the same amount as product revenue, rather than the sum of both product revenue and service revenue. Please revise accordingly.

        You may contact Kristin Shifflett at (202) 551-3381 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

                              Sincerely,

                              /s/ Justin Dobbie

                              Justin Dobbie
                              Legal Branch Chief

cc: Harald Halbhuber, Esq.
        Shearman & Sterling, LLP